Exhibit 99.72

NUUVERA ANNOUNCES SHAREHOLDER APPROVAL OF

PLAN OF ARRANGEMENT WITH APHRIA INC.

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES

Leamington and Toronto, Ontario - (March 20, 2018) — Nuuvera Inc. (the “Company” or “Nuuvera”) (TSXV:NUU) and Aphria Inc. (“Aphria”) (TSX: APH and US OTC: APHQF) are pleased to announce that, at the special meeting of shareholders of Nuuvera held today (the “Meeting”), the shareholders of Nuuvera overwhelmingly voted in favour of a special resolution to approve the proposed plan of arrangement with Aphria previously announced on January 29, 2018 (the “Arrangement”) pursuant to which, among other things, Aphria will acquire all of the issued and outstanding shares of Nuuvera not already owned by it.

The Arrangement required approval by: (i) 66 2/3% of the votes cast by shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, excluding the votes cast by such shareholders as are required to be excluded pursuant to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

A total of 60,129,430 Nuuvera shares, representing approximately 67.15% of the outstanding Nuuvera shares, were represented in person or by proxy at the Meeting. Of the votes cast with respect to the Arrangement, an aggregate of 60,073,288 Nuuvera shares were voted in favour of the Arrangement, representing approximately 99.90% of the votes cast on the resolution. In addition, an aggregate of 47,193,288 Nuuvera shares, representing approximately 99.88% of the votes cast on the resolution excluding such shareholders as are required to be excluded pursuant to MI 61-101, were voted in favour of the Arrangement.

It is expected that Nuuvera will apply for a final order of the Ontario Superior Court of Justice (Commercial List) on March 22, 2018. Completion of the Arrangement remains subject to other customary closing conditions, including the aforementioned court order. Assuming that the conditions to closing are satisfied or waived, it is expected that the Arrangement will be completed on or around March 23, 2018. Following completion of the Arrangement, Nuuvera will be de-listed from the TSX Venture Exchange and applications will be made for Nuuvera to cease to be a reporting issuer.

Further information about the Arrangement is set forth in the materials prepared by the Company in respect of the Meeting which were mailed to Nuuvera shareholders and filed under Nuuvera’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

About Nuuvera

Nuuvera is a global cannabis company founded on Canadian principles, and built with the whole world in mind. Nuuvera is currently working with partners in Germany, Israel and Italy, and is exploring opportunities in several other countries, to develop commercial production and global distribution of medical grade cannabis in legalized markets. Through its subsidiaries, ARA — Avanti and Avalon Pharmaceutical Inc., Nuuvera holds a Dealer License (GMP) under the Narcotic Control Regulations and Office of Controlled Substances. Nuuvera is currently in the final stages of the Health Canada review process to become a Licensed Producer of medical marijuana under the ACMPR, and has recently received its “letter to build” approval.

For more information about Nuuvera, please visit: www.nuuvera.com

About Aphria

Aphria, one of Canada’s lowest-cost medical cannabis producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information about Aphria, please visit www.aphria.ca

Notice regarding forward-looking information:

This news release includes statements containing forward-looking information regarding Nuuvera and Aphria and their respective businesses. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of the management of Nuuvera and Aphria. The forward-looking events and circumstances discussed in this release include, but are not limited to, satisfaction of conditions precedent to the closing of the Arrangement, the details of which are set out in the management information circular of the Company prepared in connection with the Meeting, the expected timing to close the Arrangement, the expectation that, on or following closing of the Arrangement, Nuuvera will be de-listed from the TSX Venture Exchange and will cease to be a reporting issuer and the expected timing thereof. Such forward-looking events and circumstances may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Nuuvera or Aphria, including risks regarding the cannabis industry, economic factors, the equity markets generally, risks associated with growth and competition and those risk factors referred to in the management information circular of the Company prepared in connection with the Meeting. Although Nuuvera and Aphria have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in this news release, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information cannot be guaranteed. Except as required by applicable securities laws, statements in this news release containing forward-looking information speak only as of the date on which they are made and Nuuvera and Aphria undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The TSX Venture Exchange has in no way passed upon the merits of the transaction and has neither approved nor disapproved the content of this press release.

For further information please contact:

Jordan Greenberg	Andrew Swartz
CFO, Nuuvera Inc.	Director of Communications
416-548-5998	416-268-7099
jordan.greenberg@nuuvera.com	andrews@aphria.com